

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

September 1, 2015

Jerry Hug
Chief Executive Officer
SITO Mobile Ltd.
100 Town Square Place, Suite 204
Jersey City, NJ 07310

**Re: SITO Mobile Ltd.
Post-Effective Amendment No. 1 to Registration Statement on Form S-1
Filed August 26, 2015
File No. 333-186483**

Dear Mr. Hug:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please advise whether any offers or sales have been made under the registration statement after January 30, 2014. If such offers or sales were made, provide an analysis supporting your belief that the use of the prospectus was consistent with applicable requirements of the Securities Act, including Section 10(a)(3), as well as the undertaking included in your registration statement that conforms to Item 512(a)(1)(i) of Regulation S-K.

Item 16. Exhibits and Financial Statement Schedules, page II-3

2.   Page 47 indicates that selected legal matters with respect to the validity of the securities have been passed upon by Sichenzia Ross Friedman Ference LLP. However, your exhibit index incorporates by reference a legality opinion prepared by Stradling Yocca

Carlson & Rauth. Please file a legality opinion prepared by Sichenzia Ross Friedman Ference LLP and revise your exhibit index, or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Mitchell Austin, Attorney-Advisor, at (202) 551-3574 or me at (202) 551-3483 with any questions.

Sincerely,

/s/ Barbara C. Jacobs for

Katherine Wray
Attorney-Advisor
Office of Information Technologies
and Services

cc: Marcelle S. Balcombe, Esq.
  Sichenzia Ross Friedman Ference LLP